Exhibit 23.3
Consent of Independent Auditors

The Board of Directors
Liberty Latin America Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-222515) on Form S-8 of Liberty Latin America Ltd. of our report dated April 12, 2017, with respect to the consolidated statements of financial position of Cable & Wireless Communications Limited and subsidiaries as of March 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, changes in owners’ equity, and cash flows for each of the years in the two-year period ended March 31, 2016, which report appears in the December 31, 2017 annual report on Form 10-K of Liberty Latin America Ltd.

/s/ KPMG LLP

London, United Kingdom
February 14, 2018